EXHIBIT (a)(3)

ARTICLES OF AMENDMENT

OF

PROSPECT ENERGY CORPORATION

Prospect Energy Corporation, a Maryland corporation, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

The charter of the corporation is hereby amended as follows:

     ARTICLE I is amended in its entirety to read as follows:

ARTICLE I

NAME

     The name of the corporation (the “Corporation”) is Prospect Capital Corporation.

This amendment of the charter of the corporation has been approved by the Board of Directors of the Corporation pursuant to Section 2-605 of the Maryland General Corporation Law.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

Secretary	President

Return address of filing party:

Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Attention: Leonard B. Mackey, Jr., Esq.